October 27, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, DC 20549-6010

Attn: Cicely LaMothe, Senior Assistant Chief Accountant

Re:	Accretive Health, Inc.
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 12, 2011
File No. 1-34746

Dear Ladies and Gentlemen:

This letter is in response to the letter dated October 13, 2011 from Cicely LaMothe, Senior Assistant Chief Accountant, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), to John T. Staton, the Chief Financial Officer and Treasurer of Accretive Health, Inc. (the “Company” or “Accretive Health”). The responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter.

In response to the Staff’s comments, we advise you as follows:

Form 10-Q for the quarterly period ended June 30, 2011

General

1.	You state that Ascension Health does not have significant influence on your management or operational policies. However, we note the following:

—	As disclosed on page 30 of your Form 10-K for the fiscal year ended December 31, 2010, your master services agreement with Ascension Health requires you to offer to Ascension Health’s affiliated hospitals service fees that are at least as low as the fees you charge any other similarly situated customer receiving comparable services at comparable volumes.

—	As disclosed on page 31 of your Form 10-K for the fiscal year ended December 31, 2010, under the terms of your master services agreement with Ascension Health, you are required to consult with Ascension Health’s affiliated hospitals before undertaking services for competitors specified by them in the managed service contracts they execute with you.

—	Ascension Health was your founding customer, is a 7% owner

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of your company, and your aggregate net services revenue from Ascension Health and affiliated hospitals accounted for 46.4% and 56.3% of your total net services revenue during the six months ended June 30, 2011 and 2010, respectively.

In light of these facts, it appears that Ascension Health may significantly influence the management or operating policies of your company to an extent that you might be prevented from fully pursuing your own separate interests. Please further clarify how you determined that Ascension Health did not meet the definition of a related party in paragraph (f) of ASC 850-10-20.

Response:	The Company referred to guidance set forth in ASC 850-10, when assessing whether Ascension Health should be disclosed as a related party in the Company’s financial statements.

Ascension Health owns 7% of the Company’s voting shares, well below the 10% threshold to be considered a principal owner. It is not involved in the operating and management matters of the Company, and it does not exert any influence over the Company’s decision-making process either by representation on the Company’s Board or by other means.

Under the terms of the Master Agreement with Ascension Health, and as disclosed on page 31 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, the Company is required to consult with Ascension Health’s affiliated hospitals before undertaking services for competitors specified by them in the managed service contracts they execute with the Company. However, the Company is not required to obtain the consent of such hospital. As a result, before the Company starts to provide services to a specified competitor, it is contractually obligated to inform and discuss the situation with the Ascension Health affiliated hospital that specified the competitor, but the Company is not required to obtain the consent of such hospital. Because there is no consent requirement, this contractual obligation does not preclude the Company from providing services to any customer. Over the past several years, the Company has had the opportunity to provide services to several potential customers that were identified by Ascension affiliated hospitals as competitors. In each case, the Company consulted with the particular Ascension Health affiliated hospital and no hospital raised any objections. We do not believe the existence of this consultation obligation has materially impaired the Company’s ability to obtain new customers, nor does it prevent the Company from fully pursuing its own separate interests as contemplated by ASC 850-10-20(f).

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October 27, 2011

As the Company’s largest customer group, Ascension Health’s affiliated hospitals enjoy favorable pricing terms; however, the Company does not consider this practice to be unusual or unique. Furthermore, the percentage of the Company’s revenue attributable to Ascension Health has consistently declined over the last few years as the Company has continued to diversify its customer base. For the nine months ended September 30, 2011, the Company’s net services revenue attributed to Ascension Health affiliated hospitals declined to 42.8%, from 46.4% of net service revenue for the six months ended June 30, 2011. The Company does not believe that the revenue concentration from Ascension Health provides Ascension-affiliated hospitals the ability to influence the Company’s operating decisions.

Based on the analysis of the specific facts and circumstances, as discussed above, the Company determined that Ascension Health is not a related party and the disclosures pursuant to Rule 4-08(k) of Regulation S-X are not required.

Item 1. Financial Statements, page 2

Note 12 - Subsequent Events, page 10

2.	We note your response to comment 2 in our letter dated August 31, 2011. We continue to question your determination that no allowance was needed for this receivable. Please address the following:

—	Provide us with an expanded discussion regarding your decision to seek payment through the dispute resolution and arbitration provisions of your contract with this customer. Specifically tell us why you decided to proceed in this manner if you did not think it was probable that you would be unable to collect all amounts due according to the contractual terms of the receivable.

—	Tell us how the dispute resolution/arbitration process works. Discuss the expected length of the process and the cost involved.

—	Explain if the customer has indicated that it does not believe its billings are appropriate. If so, please tell us if you think that there are implications that billings to other customers may be called into question.

—	Advise us of the progress made to date and how many days the balance has been outstanding.

—	Furthermore, you note that no reasonable estimate of a range for a

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reserve could be made; please elaborate on why you could not estimate a range of loss.

Response:	Subsequent to the Company’s letter to the Staff dated September 14, 2011, the Company and the customer came to an agreement to resolve the matter with respect to the outstanding invoices. An agreement executed by both parties on October 14, 2011 specifies that the customer will pay the outstanding accounts receivable as of June 30, 2011 in two installments. The Company received $4.0 million from the customer on October 18, 2011. The remaining accounts receivable balance will be paid on December 10, 2011. Based on the agreement, the Company has concluded no reserve against the outstanding balance is required, consistent with the Company’s conclusion as of June 30, 2011.

The Company’s contracts customarily stipulate that any disputes and questions between the parties can be resolved through either the negotiated dispute resolution process or through arbitration. The dispute resolution process is tailored to each individual customer’s needs and typically involves a meeting between the executive officers of the Company and the customer to discuss the facts and issues and agree on the steps to resolve any issues. The Company does not have significant experience in undertaking dispute resolution or arbitration proceedings with its customers. As such, management is unable to comment on the average expected length of the dispute resolution and arbitration process or the costs involved. The Company does not believe that the beginning of the dispute resolution process by itself, without any other negative factors, necessitates the establishment of the allowance for a receivable. On the contrary, the Company believes that the existence of the dispute resolution process enhances our ability to collect our outstanding receivable balances because customers generally prefer to resolve these issues through further discussions rather than through a formal arbitration process.

In this specific instance, the Company did not file an arbitration demand and resolved the issue through further discussions. Originally, due to the Company’s inability to engage the customer to discuss the issues through the relationship management team of the customer in the normal course, a next step, such as initiating the dispute resolution process, appeared warranted.

The Company was not able to estimate a range of loss at the time of the Form 10-Q filing because the Company had just initiated the dispute resolution process at that time and was in the early stages of the discussions with the customer. The customer had not indicated that it was

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October 27, 2011

disputing any of the outstanding balances or billings and the Company had no reasons to believe that the amounts were not collectible.

Given all the above facts, the Company could not make a reasonable estimate of a range of loss for a reserve and concluded that a disclosure of the situation in the Form 10-Q was appropriate.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

General

3.	We note your response to comment 3 in our letter dated August 31, 2011. For the $9.6 million balance that is over 180 days old as of June 30, 2011 and still has not been collected, please further tell us your basis for not providing a reserve for this balance. Tell us specifically how you consider length of time the balance has been outstanding in your analysis.

Response:	The Company considers both the length of time a balance has been outstanding as well as the ongoing communications with its customers and feedback it receives from them to determine whether a reserve is required. In addition, we consider our prior bad debt expense history. From 2006 through 2010, the Company recorded over $1.9 billion of combined net services revenue of which only $1.6 million of receivables were written off as uncollectible, or less than 0.1% of revenue. As of June 30, 2011, no amount included in this $9.6 million balance that was over 180 days old was in dispute, nor did the Company have any information to suggest the balances would not be collected. In the 30-day period following the Company’s letter to the Staff dated September 14, 2011, the Company received payments totaling $5.0 million of the $9.6 million balance, reducing the remaining outstanding balance to $4.6 million. Therefore, of $18.2 million of receivables that were over 180 days old as of June 30, 2011, as indicated in the Company’s letter to the Staff dated September 14, 2011, the Company collected $13.6 million subsequent to the quarter-end. All of the remaining balance of $4.6 million was less than one year old as of June 30, 2011, and is still collectible as of this time. All balances over one year old as of June 30, 2011 were either reserved for at June 30, 2011, or subsequently collected.

4.

You disclose on page 56 of your Form 10-K for the fiscal year ended December 31, 2010 that you maintain an estimated allowance for doubtful accounts to reduce your gross accounts receivable to the amount that you believe will be collected. Please confirm to us, and disclose in future filings if true, that you consider a receivable to be impaired when, based on current information and events, it is probable that you will be unable to collect

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all amounts due according to the contractual terms of the agreement, consistent with ASC 310-10-35-16.

Response:	The Company acknowledges the Staff’s comment and will clarify in its future filings that the Company considers a receivable to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the agreement, consistent with ASC 310-10-35-16.

5.	We note your response to comment 4 in our letter dated August 31, 2011. Please confirm that you will also discuss changes in the age of your receivables in your MD&A in future filings similar to the discussion in the second paragraph of your response to comment 3 in our letter dated August 31, 2011.

Response:	The Company acknowledges the Staff’s comment and will expand in its future filings disclosures surrounding changes in the age of the Company’s receivables in the appropriate section of MD&A.

Consolidated Results of Operations, page 16

6.	We note your response to comment 5 in our letter dated August 31, 2011. Although PCARR does not represent total expected net services revenue, it still appears to consider future economic performance since it incorporates estimates for cost sharing credits, incentive payments, and fees for other services that are not contractually assured at the time the measure is released. Thus, in addition to your proposed disclosure to separately quantify the portion of PCARR related to base fees, incentive fees, and other services, we believe you should provide a discussion clarifying the portion that is based on estimates, how those estimates are derived and any significant changes to assumptions during the period. Also, please address how management modifies assumptions as necessary when current customer activity differs from the historical trends used in developing your estimates. Provide us with your proposed disclosure.

Response:	The Company acknowledges the Staff’s comment and proposes the following disclosure. The Company proposes to begin incorporating this disclosure into its filings as appropriate in the quarter immediately following the resolution of the Staff’s comments.

Example of proposed future disclosure related to PCARR

Our Projected Contracted Annual Revenue Run-rate as of December 31, 2011 and 2010 is as follows (in millions):

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	As of December 31, 2011	As of December 31, 2010
Net Base Fees	$—	$—
Incentive Payments	—	—
Other Services	—	—

Total	$—	$—

We define Projected Contracted Annual Revenue Run-Rate (PCARR) as the expected total net services revenue for the subsequent 12 months for all healthcare providers for which we are providing services that are under contract. We believe that our Projected Contracted Annual Revenue Run-Rate is a useful measure of our overall business volume at a particular point in time and of changes in the volume of business over time because it eliminates the time impact associated with the signing of new contracts during a quarterly or annual period.

PCARR is calculated by accumulating our estimates of the next 12 months’ base fees, cost saving sharing credits and incentive payments for each contract in place at the reporting date. Our base fee estimate is based on the contractual agreement with each customer relating to the services that we will provide and the costs that the customer was incurring for completing such activities prior to entering into its agreement with us. Our estimates for cost sharing credits and incentive payments are based on the Company’s prior experiences regarding the level of cost reductions and increases in net revenue yield and its management’s experience regarding potential reductions in total medical cost for a defined patient population, which are likely to be earned during each year a contract is in place given the level of infused management as well as the degree to which we have implemented our technology. We update these estimates regularly to incorporate changes in activities under management for a specific contract, and changes in our overall experience with our portfolio of contracts. There were no significant changes in our overall assumptions used in the calculation of PCARR as of December 31, 2011.

All of our contracts have “evergreen” provisions that extend the term of our services automatically unless the customer provides notification of non-renewal. Therefore, unless a notice of non-renewal has been received, our PCARR calculation assumes that each contract in place at the reporting date will continue for at least the next 12 months. In the event that we receive a non-renewal notice from a customer, we reduce the PCARR calculation by the amount associated with that specific contract for any periods after the contract’s then current end date.

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At December 31, 2011, PCARR includes $[__] related to periods subject to assumed contract extensions.

PCARR is not a projection of expected revenues for specific future periods because any such projection would also need to include the additional revenue resulting from any future contracts signed with new customers subsequent to the reporting date. Further, actual future revenues from existing customers may differ from the projected amounts used for purposes of calculating PCARR because the scope of services provided to existing customers may change and the incentive fees we earn may be more or less than we estimate depending on our ability to achieve projected increases in our customers’ net revenue yield and projected reductions in total medical cost of the customers’ patient population.

7.	Please clarify if the PCARR calculation considers contract expirations; if renewal rates are assumed, please disclose this and your basis for the renewal rates assumed. Clarify if signed agreements are in place at the end of the reporting period for any renewals included in your calculation.

Response:	Please refer to the proposed disclosure set forth in our response to Comment 6 for a discussion of this matter.

******

Please do not hesitate to contact me at (312) 324-5398 with any questions regarding this response letter.

Very truly yours,

/s/ John T. Staton

John T. Staton

Chief Financial Officer and Treasurer

cc:	Jessica Barberich, Assistant Chief Accountant, Securities and Exchange Commission